Exhibit 99.1

UNDERWRITING AGREEMENT

October 29, 2009

TransAlta Corporation

Box 1900, Station “M”

110 — 12th Avenue SW

Calgary, Alberta

T2P 2M1

Attention:                                         Brian Burden, Chief Financial Officer

Ladies and Gentlemen:

RBC Dominion Securities Inc. (“RBC”), CIBC World Markets Inc. (“CIBC”), Scotia Capital Inc. (“Scotia”), HSBC Securities (Canada) Inc., BMO Nesbitt Burns Inc., Macquarie Capital Markets Canada Ltd. and TD Securities Inc. (collectively, the “Underwriters”) hereby severally, and not jointly nor jointly and severally, offer to purchase from TransAlta Corporation (the “Corporation”), in the respective percentages set forth in Section 18 hereof, an aggregate of 18,656,800 common shares of the Corporation (“Common Shares”) at a price of $20.10 per Common Share (the “Offering Price”). The aggregate of 18,656,800 Common Shares being purchased by the Underwriters as described in the first sentence of this paragraph are referred to herein as the “Purchased Shares”.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 18 hereof, up to an additional 1,865,700 Common Shares (the “Additional Shares”) at a price of $20.10 per Common Share for the purposes of covering over-allotments, if any. The Over-Allotment Option may be exercised in accordance with Section 13 hereof. The Purchased Shares and the Additional Shares are collectively referred to herein as the “Shares”.

The Underwriters understand that the Corporation has prepared and filed under and as required by Canadian Securities Laws (as hereinafter defined) with the Canadian Securities Commissions (as hereinafter defined) in each of the Qualifying Jurisdictions (as hereinafter defined) a final short form base shelf prospectus, dated October 19, 2009, in respect of up to $1,000,000,000 of the Corporation’s Common Shares, first preferred shares, warrants and subscription receipts in both the English and French languages (such short form base shelf prospectus, including the Documents Incorporated by Reference (as hereinafter defined), the “Canadian Base Prospectus”) and obtained a Passport Receipt (as hereinafter defined) therefor. In addition, the Underwriters understand that the Corporation has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (File No. 333-162418), providing for the registration of the Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC promulgated thereunder (such registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, the “Initial Registration Statement”) and (ii) a pre-effective amendment to the Initial Registration Statement, including the U.S. Base Prospectus (as hereinafter defined) (such amended registration statement, including the exhibits and any schedules thereto, the Documents Incorporated by Reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, “Amendment No. 1 to the Registration Statement”). The Initial Registration Statement, as amended by Amendment No. 1 to the Registration Statement at the time it became effective, including the exhibits and any schedules thereto, the Documents Incorporated by Reference and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein, is referred to herein as the “Registration Statement”. The Registration Statement became effective on October 22, 2009 pursuant to Rule 467(b) under the U.S. Securities Act.

The Corporation shall prepare and promptly after the execution of this Agreement and, in any event, not later than 8:00 p.m. (Toronto time) on the date of this Agreement, file a shelf prospectus supplement, on a basis reasonably acceptable to the Underwriters, under and as required by Canadian Securities Laws with each of the Canadian Securities Commissions in both the English and French languages (such shelf prospectus supplement, including the Documents Incorporated by Reference, the “Canadian Prospectus Supplement” and, together with the Canadian Base Prospectus, the “Canadian Prospectus”), and all other documents required to be filed with the Canadian Prospectus pursuant to Canadian Securities Laws. The Corporation shall also, immediately after the filing of the Canadian Prospectus Supplement and on a basis reasonably acceptable to the Underwriters, prepare and file with the SEC the U.S. Prospectus Supplement together with the U.S. Base Prospectus (each, as hereinafter defined) pursuant to General Instruction II.L. of Form F-10 under the U.S. Securities Act (consisting of the Canadian Prospectus Supplement and the Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC).

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.

The Corporation and the Underwriters agree that any sales or purchases of the Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable U.S. Securities Laws (as hereinafter defined).

In consideration of the agreement of the Underwriters to purchase the Shares and to offer them to the public pursuant to the Offering Documents (as hereinafter defined) and as otherwise contemplated herein, the Corporation agrees to pay to the Underwriters, at the Closing Time and, if applicable, at the Option Closing Time (as hereinafter defined), a fee (the “Underwriting Fee”) equal to 4% of the Offering Price per Share, multiplied by the number of Shares purchased at the Closing Time or the Option Closing Time, as applicable.

The Underwriters may offer the Shares at a price less than the Offering Price in compliance with Applicable Securities Laws.

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1.                                          Terms and Conditions

(1)                                  Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning ascribed thereto in the second paragraph;

“affiliate” has the meaning given to it in the Securities Act (Alberta);

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter;

“Amendment No. 1 to the Registration Statement” has the meaning ascribed thereto in the third paragraph;

“Applicable Securities Laws” means, collectively, the Canadian Securities Laws, the U.S. Securities Laws and the applicable securities laws of jurisdictions in which the Shares are permitted to be sold in accordance with this Agreement;

“Applicable Time” means 6:00 p.m. (Toronto time) on October 29, 2009;

“business day” means a day, other than a Saturday, a Sunday or any other day on which chartered banks are not open for business in Calgary, Alberta, Toronto, Ontario or New York, New York;

“Canadian Base Prospectus” has the meaning ascribed thereto in the third paragraph;

“Canadian GAAP” means generally accepted accounting principles in Canada;

“Canadian Hydro Acquisition” means the proposed acquisition by the Corporation of all of the issued and outstanding common shares in the capital of Canadian Hydro Developers, Inc., together with the associated rights issued and outstanding under the shareholder rights plan agreement with Canadian Hydro Developers, Inc., as described in the Offering Documents;

“Canadian Offering Documents” means, collectively, the Canadian Base Prospectus, the Canadian Prospectus Supplement and any Canadian Prospectus Amendment;

“Canadian Prospectus” has the meaning ascribed thereto in the fourth paragraph;

“Canadian Prospectus Amendment” means any amendment to the Canadian Base Prospectus or the Canadian Prospectus Supplement;

“Canadian Prospectus Supplement” has the meaning ascribed thereto in the fourth paragraph;

“Canadian Securities Commissions” means, collectively, the securities regulatory authorities in all of the Qualifying Jurisdictions;

“Canadian Securities Laws” means, collectively, all applicable securities laws of all of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices, policy statements and orders of all of the Canadian Securities Commissions;

“CDS” has the meaning ascribed thereto in Section 12(3);

“CFPOA” has the meaning ascribed thereto in Section 9(x);

“CIBC” has the meaning ascribed thereto in the first paragraph;

“Closing Date” means November 5, 2009 or such later date as may be agreed to in writing by the Corporation and the Underwriters, but in any event no later than November 12, 2009;

“Closing Time” means 8:00 a.m. (Toronto time) or such other time as may be agreed to by the Corporation and the Underwriters on the Closing Date;

“Common Shares” has the meaning ascribed thereto in the first paragraph;

“Corporation” has the meaning ascribed thereto in the first paragraph;

“distribution” has the meaning given to it in the Securities Act (Alberta);

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports (other than confidential material change reports) or other documents filed by the Corporation, whether before or after the date of this Agreement, that are or are required to be incorporated by reference into the Canadian Prospectus under Canadian Securities Laws or the U.S. Prospectus under U.S. Securities Laws, as applicable;

“Environmental Laws” has the meaning ascribed thereto in Section 9(t);

“FCPA” has the meaning ascribed thereto in Section 9(x);

“Financial Information” has the meaning ascribed thereto in Section 6(1)(b)(i);

“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ reports on such statements, where applicable;

“Form F-X” has the meaning ascribed thereto in the fifth paragraph;

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

“Governmental Authority” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, body, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity:

(a)                                  having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(b)                                 exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

and any corporation or other entity owned or controlled (through share ownership or otherwise) by any of the foregoing;

“Indemnified Parties” has the meaning ascribed thereto in Section 14;

“Indemnifier” has the meaning ascribed thereto in Section 15(1);

“Initial Registration Statement” has the meaning ascribed thereto in the third paragraph;

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g);

“Lead Underwriters” means, collectively, RBC, CIBC and Scotia;

“Material Adverse Effect” has the meaning ascribed thereto in Section 9(a);

“material change” means a material change within the meaning of Canadian Securities Laws;

“Material Subsidiaries” has the meaning ascribed thereto in Section 9(b);

“misrepresentation” means a misrepresentation within the meaning of Canadian Securities Laws;

“Money Laundering Laws” has the meaning ascribed thereto in Section 9(y);

“NI 44-102” means National Instrument 44-102 — Shelf Distributions;

“NI 52-109” means National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Non-Purchasing Underwriter” has the meaning ascribed thereto in Section 18;

“NYSE” means the New York Stock Exchange;

“OFAC” has the meaning ascribed thereto in Section 9(z);

“Offering” means the sale of the Shares pursuant to this Agreement;

“Offering Price” has the meaning ascribed thereto in the first paragraph;

“Offering Documents” means, collectively, the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Option Closing Date” has the meaning ascribed thereto in Section 13;

“Option Closing Time” has the meaning ascribed thereto in Section 13;

“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph;

“Passport Receipt” means the receipt issued by the Principal Regulator for the Canadian Base Prospectus, which also evidences that the Ontario Securities Commission has issued a receipt for the Canadian Base Prospectus, and also indicates that a receipt for the Canadian Base Prospectus is deemed to be issued by the other Canadian Securities Commissions other than the Principal Regulator and the Ontario Securities Commission pursuant to Multilateral Instrument 11-102 — Passport System;

“Permitted Free Writing Prospectus” has the meaning ascribed thereto in Section 10(5);

“Principal Regulator” means the Alberta Securities Commission;

“Purchased Shares” has the meaning ascribed thereto in the first paragraph;

“Qualifying Jurisdictions” means, collectively, all of the provinces of Canada;

“RBC” has the meaning ascribed thereto in the first paragraph;

“Registration Statement” has the meaning ascribed thereto in the third paragraph;

“Sarbanes-Oxley Act” has the meaning ascribed thereto in Section 9(w);

“Scotia” has the meaning ascribed thereto in the first paragraph;

“SEC” has the meaning ascribed thereto in the third paragraph;

“Securities Commission” means the applicable Canadian Securities Commission or the SEC, as the case may be;

“Selling Firm” has the meaning ascribed thereto in Section 4(1);

“Shares” has the meaning ascribed thereto in the second paragraph;

“Shelf Information” has the meaning ascribed thereto in Section 3(1);

“Shelf Procedures” has the meaning ascribed thereto in Section 3(1);

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph;

“Underwriter Information” means the following information and statements relating solely to the Underwriters and provided by the Underwriters for inclusion in the Offering Documents:

(a)                                  the legal names of the Underwriters on the cover page of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and

(b)                                 the sixth and seventh paragraphs, the second sentence of the ninth paragraph, the eleventh through fourteenth paragraphs, the second and third sentences of the fifteenth paragraph and the third and fourth sentences of the eighteenth paragraph of the text under the heading “Plan of Distribution” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement concerning price stabilization; and

(c)                                  the affiliate relationship between certain Underwriters and certain Canadian chartered banks as described on (i) the cover page; and (ii) under the headings “Plan of Distribution” and “Relationship Between TransAlta’s Lenders and the Underwriters” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

“Underwriting Fee” has the meaning ascribed thereto in the seventh paragraph;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Base Prospectus” means, as of any time prior to the Applicable Time, the English-language Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Registration Statement as amended at such time, including the Documents Incorporated by Reference therein;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. GAAP” means generally accepted accounting principles in the United States;

“U.S. Offering Documents” means, collectively, the Registration Statement, the U.S. Prospectus and any U.S. Registration Statement Amendment;

“U.S. Prospectus” means, collectively, the U.S. Base Prospectus included in the Registration Statement together with any Permitted Free Writing Prospectus, and the U.S. Prospectus Supplement to be filed with the SEC by the Corporation pursuant to Section 3(3), including the Documents Incorporated by Reference therein;

“U.S. Prospectus Supplement” means the Canadian Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, to be filed with the SEC by the Corporation pursuant to Section 3(3), including the Documents Incorporated by Reference therein;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement filed with the SEC during the Offering;

“U.S. Securities Act” has the meaning ascribed thereto in the third paragraph; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(2)                                  Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)                                  Any reference in this Agreement to a paragraph, clause, Section or subsection shall refer to a paragraph, clause, section or subsection of this Agreement.

(4)                                  Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders.

(5)                                  Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(6)                                  The following are the schedules to this Agreement, which schedules are deemed to be a part of this Agreement and are hereby incorporated by reference in this Agreement:

Schedule “A” — Matters to be Addressed in the Corporation’s Canadian and U.S. Counsel’s Opinion

Schedule “B” — Issuer Free Writing Prospectus

Section 2.                                          The Offering.

The Shares have been duly authorized, and, when the Shares are issued and delivered pursuant to this Agreement, upon payment for the Shares by the Underwriters to the Corporation, will be validly issued as fully paid and non-assessable shares of the Corporation.

Section 3.                                          Filing of Prospectuses.

(1)                                  Canadian Filings.  The Corporation: (i) is relying upon the rules and procedures established pursuant to NI 44-102 (the “Shelf Procedures”); (ii) has prepared and filed the Canadian Base Prospectus with the Canadian Securities Commissions and received the Passport Receipt, which Canadian Base Prospectus omits the Shelf Information, and has prepared and filed other documents relating to the proposed Offering; (iii) will prepare and file, promptly after the execution of this Agreement and, in any event, not later than 8:00 p.m. (Toronto time) on the date of this Agreement with the Canadian Securities Commissions, in accordance with the Shelf Procedures, the Canadian Prospectus Supplement which will include the Shelf Information; and (iv) will advise the Underwriters promptly when such filings have been made. The Corporation will not file the Canadian Prospectus Supplement without prior notice, and a reasonable amount of time to comment given, to the Underwriters. The information included in the Canadian Prospectus Supplement that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which the Passport Receipt has been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Prospectus Supplement is referred to herein as the “Shelf Information”.

(2)                                  Compliance with Canadian Securities Laws. The Corporation shall fulfil, to the reasonable satisfaction of the Underwriters’ counsel, all legal requirements to be fulfilled by the Corporation to enable the Shares to be offered for sale and sold to the public in each of the Qualifying Jurisdictions by the Underwriters who comply with the Canadian Securities Laws. All legal requirements to enable the Offering of the Shares shall be fulfilled as soon as possible but in any event in each Qualifying Jurisdiction not later than 8:00 p.m. (Toronto time) on the date of this Agreement. Such fulfilment shall include, without limitation, compliance with all Canadian Securities Laws with respect to the preparation and filing of the English and French language versions of the Canadian Prospectus in each of the Qualifying Jurisdictions.

(3)                                  U.S. Filings. Prior to the termination of the Offering, the Corporation will not file any amendment to the Registration Statement or any supplement (including the U.S. Prospectus or any preliminary prospectus) to the U.S. Base Prospectus unless the Corporation has furnished to the Underwriters a copy of the same and the Corporation shall not use any such proposed amendment or supplement to which the Underwriters or their counsel reasonably object, except as required by applicable U.S. Securities Laws.  Subject to the foregoing sentence, the Corporation will cause the U.S. Prospectus Supplement and any supplement thereto to be filed with the SEC via EDGAR pursuant to General Instruction II.L. of Form F-10 under the U.S. Securities Act promptly after the execution of this Agreement and, in any event, not later than 8:00 p.m. (Toronto time) on the date of this Agreement and will promptly provide reasonable evidence to the Lead Underwriters, on behalf of the Underwriters, of such timely filing (with filing on EDGAR to be conclusive evidence thereof). The Corporation will promptly advise the Lead Underwriters, on behalf of the Underwriters, (a) when the U.S. Prospectus Supplement, and any supplement thereto (if required), shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Securities Act, and (b) when, prior to termination of the Offering, any amendment to the Registration Statement shall have been filed or become effective.

Section 4.                                          Distribution and Certain Obligations of Underwriters.

(1)                                  Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions to purchasers permitted to purchase the Shares in accordance with applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement and in accordance with Applicable Securities Laws in the Offering Jurisdictions and any such other jurisdiction, provided that the Underwriters will not solicit offers to purchase or sell the Shares in any jurisdiction other than the Offering Jurisdictions so as to require registration thereof or filing of a prospectus or any other document with respect thereto under the laws of such jurisdiction or which could subject the Corporation to reporting obligations, taxation or general service of process in such jurisdiction or result in the listing of the Corporation’s securities on any exchange other than the TSX and the NYSE. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)                                  For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Shares are qualified for distribution in any Qualifying Jurisdiction referred to in the Passport Receipt unless otherwise notified in writing by the Corporation.

(3)                                  Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Corporation with respect to a default under this Agreement by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm (that is not an affiliate of such Underwriter), as the case may be, or by the Corporation.

(4)                                  The Underwriters shall use all reasonable best efforts to complete and to cause the Selling Firms to complete the distribution of the Shares as soon as possible after the Closing Time.

(5)                                  The Lead Underwriters (or RBC on their behalf) shall notify the Corporation when, in their opinion, the distribution of the Shares has terminated and will provide to the Corporation, as soon as practicable after the distribution of the Shares has terminated, and in any event not later than 30 days after the Closing Date, a breakdown of the number of Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions.

(6)                                  The Underwriters acknowledge that the Corporation is not taking any steps to qualify the Shares for distribution outside of the Offering Jurisdictions.

Section 5.                                         Preparation of Documents

During the period of distribution of the Shares, the Corporation shall co-operate in all commercially reasonable respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and approve the form and content of, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement and any Canadian Prospectus Amendment or U.S. Registration Statement Amendment and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws and to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters in such documentation.

Section 6.                                         Deliveries on Filing and Related Matters.

(1)                                 The Corporation shall cause to be delivered to the Underwriters:

(a)                                 forthwith when available, copies of the Canadian Prospectus (in both the English and French languages) and U.S. Prospectus and any Canadian Prospectus Amendment (in both the English and French languages) or U.S. Registration Statement Amendment signed as required by the Applicable Securities Laws of the Offering Jurisdictions, including (to the extent requested by the Underwriters) copies of any documents or information incorporated by reference therein and copies of any other documents filed as required by the Applicable Securities Laws which will be identical in content to the electronic versions filed in the Offering Jurisdictions on SEDAR or EDGAR, as applicable;

(b)                                at or prior to the time of filing on SEDAR of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment:

(i)                                    an opinion of McCarthy Tétrault LLP, dated the date of the Canadian Prospectus Supplement or Canadian Prospectus Amendment, as applicable, and acceptable in form and substance to the Underwriters’ counsel that, except for: (A) the Corporation’s consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, the notes thereto, the auditors’ report thereon and the auditors’ report on internal control over financial reporting; (B) management’s discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2008; (C) the Corporation’s unaudited consolidated interim financial statements as at and for the three and nine month periods ended September 30, 2009 and 2008 and the notes thereto; (D) management’s discussion and analysis of financial condition and results of operations as at and for the three and nine month periods ended September 30, 2009; (E) the reconciliation to U.S. GAAP of the consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008; (F) the reconciliation to U.S. GAAP of the unaudited consolidated interim financial statements as at and for the three and nine month periods ended September 30, 2009 and 2008; and (G) the auditor’s consent and any other financial or accounting information, in each case, included or incorporated by reference in the Canadian Prospectus or Canadian Prospectus Amendment, as applicable

(collectively, the “Financial Information”), the French language version of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, is in all material respects a complete and proper translation of the English language version thereof;

(ii)                                 an opinion from the Corporation’s auditors, Ernst & Young LLP, dated the date of the Canadian Prospectus Supplement or Canadian Prospectus Amendment, as applicable, and acceptable in form and substance to the Underwriters’ counsel, that the Financial Information contained or incorporated by reference in the French language version of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, is in all material respects a complete and proper translation of the English language version thereof; and

(c)                                 at or prior to the time of filing on SEDAR of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, a comfort letter from Ernst & Young LLP, dated the date of the Canadian Prospectus Supplement and the U.S. Prospectus Supplement or Canadian Prospectus Amendment or U.S. Registration Statement Amendment, as applicable, and reasonably acceptable in form and substance to the Underwriters, with respect to certain financial information relating to the Corporation contained in the Canadian Prospectus and the U.S. Prospectus or the Canadian Prospectus Amendment or U.S. Registration Statement Amendment, as applicable, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities and shall be based on a review by such auditors having a cut-off date not more than two business days prior to the date of the comfort letter.

(2)                                 Representations of the Corporation as to Offering Documents.

The Corporation represents and warrants to the Underwriters that as of the date hereof and as of the Closing Time (with the same force and effect as if made on and as at such time):

(a)                                 all information and statements in the Canadian Offering Documents (except the Underwriter Information), are, as at their respective dates and dates of filing, true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts (within the meaning of Canadian Securities Laws) relating to the Corporation and the Shares as required by Canadian Securities Laws in the Qualifying Jurisdictions;

(b)                                the Registration Statement has become effective pursuant to Rule 467(b) under the U.S. Securities Act; the Registration Statement, at the time it became effective, did not, and any Registration Statement Amendment at the time it becomes effective will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading within the meaning of the U.S. Securities Laws; and the U.S. Prospectus, as of its date, as of the Applicable Time, and as of the Closing Date and, if applicable, as of the Option Closing Date, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading within the meaning of the U.S. Securities Laws; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with Underwriter Information;

(c)                                 each of the Canadian Offering Documents, as at their respective dates and dates of filing, complied in all material respects with the requirements of the Canadian Securities Laws;

(d)                                at the time it became effective, the Registration Statement complied in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(e)                                 at the time of filing thereof and at the Applicable Time, the U.S. Prospectus Supplement will comply in all material respects with the applicable requirements of the U.S. Securities Act and the rules and regulations of the SEC thereunder;

(f)                                   other than the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, the Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the U.S. Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Shares (each such communication by the Corporation or its agents and representatives (other than a communication referred to in clause (i) below) being an Issuer Free Writing Prospectus) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the U.S. Securities Act or Rule 134 under the U.S. Securities Act or (ii) the documents listed on Schedule “B” hereto, each electronic road show and any other written communications approved in writing in advance by the Lead Underwriters, on behalf of the Underwriters. Any such Issuer Free Writing Prospectus complied in all material respects with the U.S. Securities Act, has been or will be (within the time period specified in Rule 433) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the U.S. Prospectus did not, and as of the Applicable Time, the Closing Date and as of the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading within the meaning of the U.S. Securities Laws; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with Underwriter Information; each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the U.S. Prospectus;

(g)                                the Documents Incorporated by Reference in the Canadian Prospectus, when they were filed with the applicable Canadian Securities Commissions, complied in all material respects with the requirements of Canadian Securities Laws, and none of such documents contained any misrepresentation; and any further documents so filed and incorporated by reference in the Canadian Prospectus, when such documents are filed with the applicable Canadian Securities Commissions, will comply in all material respects to the requirements of Canadian Securities Laws and will not contain any misrepresentation. The Documents Incorporated by Reference in the Registration Statement and the U.S. Prospectus, when they were filed with the SEC, conformed in all material respects to the requirements of the U.S. Exchange Act, and none of such documents contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading within the meaning of the U.S. Securities Laws; and any further documents so filed and incorporated by reference in the Registration Statement and the U.S. Prospectus, when such documents are filed with the SEC, will conform in all material respects to the requirements of the U.S. Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading within the meaning of the U.S. Securities Laws;

(h)                                as of the date hereof and as of the date of filing of the Canadian Prospectus and the U.S. Prospectus, except as set forth or contemplated in the Canadian Prospectus and the U.S. Prospectus, there has been or will have been no material adverse change in relation to the Corporation since September 30, 2009;

(i)                                    the Corporation was qualified to file a short form shelf prospectus that is a base shelf prospectus under NI 44-102 at the time the Canadian Base Prospectus was filed and continues to be qualified to file a short form prospectus that is a base shelf prospectus under NI 44-102 and, at the time of filing of the Canadian Prospectus Supplement, there will be no documents required to have been filed under the Canadian Securities Laws in connection with the distribution of the Shares at or prior to such time that will not have been filed as required;

(j)                                    the Corporation is subject to Section 13(a) or 15(d) of the U.S. Exchange Act, and the Corporation meets the general eligibility requirements for use of Form F-10; the Corporation is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act;

(k)                                 on the effective date of the Registration Statement, the U.S. Prospectus conformed to the Canadian Prospectus, and at its date and at the Closing Date, the U.S. Prospectus will conform to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC; and

(l)                                    no stop order suspending the effectiveness of the Registration Statement has been issued under the U.S. Securities Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated by the SEC; and any request on the part of the SEC for additional information has been complied with.

(3)                                 Commercial Copies.

The Corporation shall cause commercial copies of the Canadian Prospectus and the U.S. Prospectus to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of such documents shall be effected as soon as possible after filing thereof with the Canadian Securities Commissions and the SEC, as applicable, but, in any event on or before 12:00 p.m. (Toronto time) on October 30, 2009, in the case of deliveries to be made in Toronto, Ontario and New York, New York, and on or before 12:00 p.m. (local time) on October 30, 2009, in the case of deliveries to cities other than Toronto, Ontario and New York, New York. Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Canadian Prospectus for the distribution of the Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws and of the U.S. Prospectus for the distribution of the Shares in the United States in compliance with the provisions of this Agreement and U.S. Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Canadian Prospectus Amendment, U.S. Registration Statement Amendment and Issuer Free Writing Prospectus and hereby similarly consents to the Underwriters’ use thereof. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Shares.

Section 7.                                          Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions.

Section 8.                                          Material Change.

(1)                                 Material Changes During Distribution. During the period from the date of this Agreement to the later of the Closing Date and the date of completion of the distribution of the Shares under the Offering Documents, the Corporation shall promptly notify the Underwriters in writing of:

(a)                                 any material change (actual, anticipated, contemplated or threatened) in relation to the Corporation;

(b)                                any material fact (in this clause (b), “material fact” shall have the meaning ascribed thereto in Canadian Securities Laws”) or change in any material fact (including the disclosure of any previously undisclosed material fact), other than Underwriter Information, contained in the Canadian Offering Documents, which fact or change is, or may be, of such a nature as to render any statement in the Canadian Offering Documents misleading or untrue in any material respect or which fact or change would result in: (i) a misrepresentation in any of the Canadian Offering Documents, or (ii) any of the Canadian Offering Documents not complying (to the extent that such compliance is required) with the Canadian Securities Laws, in each case, as at any time up to and including the date of the completion of the distribution of the Shares under the Canadian Offering Documents; and

(c)                                 any material fact or change in any material fact (including the disclosure of any previously undisclosed material fact), other than Underwriter Information, contained in the U.S. Offering Documents, which fact or change is, or may be, of such a nature as to render any statement in the Offering Documents misleading or untrue in any material respect or which fact or change would result in: (i) any of the U.S. Offering Documents containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading within the meaning of U.S. Securities Laws, or (ii) any of the U.S. Offering Documents not complying (to the extent that such compliance is required) with the U.S. Securities Laws, in each case, as at any time up to and including the date of the completion of the distribution of the Shares under the U.S. Offering Documents.

The Corporation shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under the Applicable Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, or other document required to be filed under this Section without prior notice, and a reasonable amount of time to comment given, to the Underwriters. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section.

(2)                                 Change in Applicable Securities Laws. If, during the period of the Offering, there shall be any actual or proposed change in the Applicable Securities Laws which, in the opinion of counsel to the Underwriters or counsel to the Corporation, requires the filing of any Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Corporation shall, to the reasonable satisfaction of such counsel, promptly prepare and file such Canadian Prospectus Amendment or U.S. Registration Statement Amendment with the appropriate Securities Commissions where such filing is required.

(3)                                 The Underwriters agree, and will require each Selling Firm to agree, to cease the distribution of the Shares, including any solicitations to sell the Shares, upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 8 and to not recommence the distribution of the Shares in any Offering Jurisdiction until a Canadian Prospectus Amendment or U.S. Registration Statement Amendment disclosing such change is filed in such Offering Jurisdiction.

Section 9.                                          Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Purchased Shares and the Additional Shares, if any, that:

(a)                                 the Corporation has been duly incorporated and is valid and subsisting as a corporation under the laws of Canada with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Offering Documents, and is duly registered to do business as an extra-provincial corporation or a foreign corporation and is in good standing under the laws of each such jurisdiction which requires such registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Corporation and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (“Material Adverse Effect”);

(b)                                the Corporation’s principal subsidiaries are the principal subsidiaries listed under the heading “Corporate Structure” in the Corporation’s annual information form for the year ended December 31, 2008 filed on SEDAR (collectively, the “Material Subsidiaries”). Each Material Subsidiary has been duly incorporated and is validly existing as a corporation, limited liability company or partnership in good standing under the laws of the jurisdiction in which it is incorporated or organized, with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Offering Documents, and is duly qualified or registered to do business as an extra-jurisdictional entity or a foreign entity and, to the best of the Corporation’s knowledge, is in good standing under the laws of each jurisdiction which requires such qualification or registration, except where the failure to be so registered or in good standing would not singly, or in the aggregate, be reasonably expected to have a Material Adverse Effect;

(c)                                 the Corporation has an authorized capitalization as set forth in the Offering Documents and all of the issued shares of the Corporation have been duly and validly authorized and issued and are fully paid and non-assessable; and all the outstanding shares, or other ownership interests, of each Material Subsidiary of the Corporation (the term “subsidiary” as used hereinafter includes partnerships and other equity interests unless otherwise indicated and, for greater certainty, all references herein to “subsidiary” shall not include Canadian Hydro Developers, Inc.) have been duly and validly authorized and issued and are fully paid and non-assessable, as applicable, and, except: (i) as otherwise set forth in the Offering Documents; and (ii) for security interests, claims, liens or encumbrances which would not reasonably be expected to have a Material Adverse Effect, all outstanding shares, or other ownership interests, of the subsidiaries are owned by the Corporation either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances;

(d)                                the statements in the Offering Documents under the headings “Certain Income Tax Considerations, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations”, “Description of Share Capital”, “Description of Warrants” and “Description of Subscription Receipts” insofar as such statements summarize legal matters discussed therein, are accurate and fair summaries, in all material respects, of such legal matters;

(e)                                 the Corporation has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Corporation, and is a valid and binding agreement of the Corporation, enforceable in accordance with its terms, except as to rights of indemnification and contribution under this Agreement which may be limited by applicable law and except as the enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles;

(f)                                   except as otherwise disclosed in writing to the Underwriters prior to the date of this Agreement, and as of the date hereof, no “nationally recognized statistical rating organization” as such term is defined for purposes of Rule 436(g)(2) under the U.S. Securities Act, nor the DBRS rating agency in Canada: (i) has imposed (or has informed the Corporation that it is considering imposing) any condition (financial or otherwise) on the Corporation’s retaining any rating assigned to the Corporation or any securities of the Corporation or (ii) has indicated to the Corporation that it is considering (A) the downgrading, suspension, or withdrawal of, or any review for a possible change that does not indicate the direction of the possible change in, any rating so assigned or (B) any change in the outlook for any rating of the Corporation or any securities of the Corporation other than an upgrade of any rating of the Corporation or any securities of the Corporation;

(g)                                since the respective dates as of which information is given in the Offering Documents, other than as set forth in the Offering Documents, (i) there has not occurred any material adverse change or any development involving a prospective material adverse change in the condition, financial or otherwise, or the earnings, business, management or operations of the Corporation and its subsidiaries, taken as a whole, (ii) there has not been any material adverse change or any development involving a prospective material adverse change in the share capital or in the long-term debt of the Corporation or any of its subsidiaries and (iii) neither the Corporation nor any of its subsidiaries has incurred any liability or obligation, direct or contingent, which liabilities or obligations in the aggregate would be reasonably expected to have a Material Adverse Effect;

(h)                                the Corporation is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Offering Documents, will not be required to be registered as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder;

(i)                                    no consent, approval, authorization, filing with or order of any Governmental Authority is required in connection with the transactions contemplated in this Agreement, except such as have been obtained or will be obtained prior to the Closing Date, under the Applicable Securities Laws in connection with the purchase and distribution of the Shares by the Underwriters in the manner contemplated in this Agreement and in the Offering Documents;

(j)                                    neither the issue and sale of the Shares, nor the consummation of any other of the transactions contemplated by this Agreement, nor the fulfillment of the terms of this Agreement, will conflict with, result in a breach or violation or imposition of any lien, charge or encumbrance upon any property or assets of the Corporation or any of its Material Subsidiaries pursuant to, (i) the articles or by-laws of the Corporation or any of its Material Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Corporation or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Corporation or any of its subsidiaries of any Governmental Authority, arbitrator or other authority having jurisdiction over the Corporation or any of its subsidiaries or any of its or their properties, except with respect to (ii) and (iii) above for such conflicts, breaches, violations or impositions which would not reasonably be expected to have a Material Adverse Effect;

(k)                                 the consolidated historical financial statements and schedules of the Corporation included in the Offering Documents present fairly in all material respects the financial condition, results of operations and cash flows of the Corporation as of the dates and for the periods indicated, comply as to form with the applicable requirements of the Canadian Securities Laws and the U.S. Securities Act and have been prepared in conformity with Canadian GAAP and have been reconciled to U.S. GAAP in accordance with the provisions of Item 18 of Form 20-F under the U.S. Exchange Act, and in each case applied on a consistent basis throughout the periods involved (except as otherwise noted therein);

(l)                                    except as set forth in or contemplated in the Offering Documents, no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Corporation or any of its subsidiaries or its or their property is pending or, to the knowledge of the Corporation, threatened, except such as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(m)                              except as set forth in or contemplated in the Offering Documents, neither the Corporation nor any subsidiary is in violation or default of (i) any provision of its articles or by-laws or other constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any Governmental Authority, arbitrator or other authority having jurisdiction over the Corporation or such subsidiary or any of its properties, as applicable, which violation or default would, in the case of clauses (i), (ii) and (iii) above, either individually or in the aggregate with all other violations and defaults referred to in this paragraph (if any), would be reasonably expected to have a Material Adverse Effect;

(n)                                Ernst & Young LLP, Chartered Accountants, who have expressed their opinions and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Offering Documents, are independent chartered accountants with respect to the Corporation within the meaning of the U.S. Securities Act and the rules and regulations promulgated thereunder, and are independent within the meaning of the rules of professional conduct governing auditors in the Province of Alberta;

(o)                                except as set forth in or contemplated in the Offering Documents, the Corporation and each of its Material Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Corporation believes are prudent and customary for the businesses in which they are engaged; all policies of insurance and fidelity or surety bonds insuring the Corporation or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect; the Corporation and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect; neither the Corporation nor any such subsidiary has been refused any insurance coverage sought or applied for, except where such refusal would not reasonably be expected to have a Material Adverse Effect; and neither the Corporation nor any such subsidiary has received written notice of non-renewal of any material policy of the Corporation or any subsidiary except in those situations where the Corporation believes it will be able to obtain similar coverage from similar insurers at market rates;

(p)                                except as set forth in or contemplated in the Offering Documents, the Corporation and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate foreign, federal, provincial, state, municipal or local regulatory authorities necessary to conduct their respective businesses, except where the failure to possess any such license, certificate, permit or other authorization would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and neither the Corporation nor any Material Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, would be reasonably expected to have a Material Adverse Effect;

(q)                                the Company and each of its subsidiaries maintain a system of internal control over financial reporting that complies in all material respects with the requirements of NI 52-109 and the U.S. Exchange Act sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect; management of the

Corporation has assessed the effectiveness of the Corporation’s internal control over financial reporting, as at December 31, 2008, and has concluded that such internal control over financial reporting was effective as of such date;

(r)                                   the Corporation maintains disclosure controls and procedures that comply with the requirements of NI 52-109 and the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level;

(s)                                 the Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Applicable Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Shares;

(t)                                   except as set forth in or contemplated in the Offering Documents, the Corporation and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive or comply with required permits, licenses or other approvals, or liability, as applicable, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in the Offering Documents, neither the Corporation nor any of the subsidiaries has been named as a “potentially responsible party” under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation or a party responsible for the remediation or clean up of any hazardous substance or waste, pollutant or contaminant, except where the realization of any potential liability as such a “potentially responsible party” or party so responsible would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(u)                                the Shares have been duly authorized, and, when the Shares are issued and delivered pursuant to this Agreement, upon payment for the Shares by the Underwriters to the Corporation, will be validly issued as fully paid and non-assessable shares; the Shares will conform in all material respects to the descriptions thereof contained in the Offering Documents with respect to such Shares; the issuance of the Shares is not subject to pre-emptive rights, contractual rights to purchase securities issued by the Corporation or similar rights of any person;

(v)                                the Corporation and the Material Subsidiaries have good and marketable title to all real property and good title to all personal property owned by them which is material to the business of the Corporation and the Material Subsidiaries, in each case free and clear of all liens, encumbrances and defects, except (i) such as are described in the Offering Documents or (ii) such as are not material in amount or do not in the aggregate materially interfere with the use made and proposed to be made of such properties by the Corporation and its subsidiaries; and any material real property and buildings held under lease by the Corporation and its subsidiaries are held by them under valid, subsisting and enforceable leases and do not interfere with the use made and proposed to be made of such property and buildings by the Corporation and its subsidiaries, in each case except as described in the Offering Documents, and in all such cases except where the failure to have such title or hold such leases would not be reasonably expected, singly or in the aggregate, to have a Material Adverse Effect;

(w)                              the Corporation is in compliance in all material respect with the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications;

(x)                                  neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would reasonably be expected to result in a material violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; the Corporation, its subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in material compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(y)                                to the knowledge of the Corporation, the operations of the Corporation and its subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(z)                                  neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Corporation will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC;

(aa)                           the Corporation is a reporting issuer (or the equivalent) not in default of any requirement under the Canadian Securities Laws of the Qualifying Jurisdictions in any material respect and is not included on the list of defaulting issuers maintained by the applicable Securities Commissions; the Corporation is subject to the reporting requirements of the U.S. Exchange Act and is current in its filings thereunder; no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(bb)                         except as disclosed in the Offering Documents, no acquisition has been made by the Corporation during its three most recently completed fiscal years that would be a significant acquisition for the purposes of the Canadian Securities Laws, and no proposed acquisition by the Corporation (including, without limitation, the Canadian Hydro Acquisition) has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that, if completed by the Corporation at the date of the Canadian Prospectus, would be a significant acquisition for the purposes of the Canadian Securities Laws, in each case, that would require the prescribed financial and other disclosure in the Canadian Prospectus pursuant to such laws;

(cc)                           no Securities Commission, securities exchange, securities regulator, or any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in the Common Shares and no proceedings for that purpose have been initiated or, to the knowledge of the Corporation, are pending, threatened or contemplated;

(dd)                         the Common Shares that are currently issued and outstanding are listed and posted for trading on the TSX and are listed on the NYSE, and the Corporation is not in default of its listing requirements on the TSX or the NYSE, in any material respect;

(ee)                           CIBC Mellon Trust Company at its offices in the city of Calgary, Alberta has been duly appointed as registrar and transfer agent for the Common Shares, and

BNY Mellon Shareowner Services at its office in New York, New York is the duly appointed U.S. co-transfer agent for the Common Shares;

(ff)                               the Corporation and its consolidated subsidiaries have filed all necessary federal, provincial, state, local and foreign income and other tax returns, other than those which would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, and have paid all taxes shown thereon to be due and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except assessments against which appeals have been or will be promptly taken in good faith or as to which reserves have been provided in accordance with Canadian GAAP.

Section 10.                                  Covenants of the Corporation.

The Corporation covenants and agrees with the Underwriters that:

(1)                                 between the date hereof and the date of completion of distribution of the Shares, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(a)                                 the issuance by any Securities Commission of any order suspending or preventing the use of any of the Offering Documents, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement;

(b)                                the issuance by any Securities Commission, the TSX or the NYSE of any order having the effect of ceasing or suspending the distribution of the Shares or the trading in any securities of the Corporation;

(c)                                 the institution or, to the knowledge of the Corporation, threatening of any proceeding for any purposes described in subparagraphs (1)(a) or (b) of this Section 10;

(d)                                the suspension of the qualification of the distribution or registration of the Shares in any of the Offering Jurisdictions; and

(e)                                 any requests made by any Securities Commission for amending or supplementing any of the Offering Documents or for additional information;

and the Corporation will use its reasonable best efforts to prevent the issuance of any order referred to in subparagraph 1(a) above or subparagraph 1(b) above, or any suspension referred to in subparagraph 1(d) above, and, if any such order is issued or any such suspension is involved, to obtain the withdrawal or termination thereof as soon as practicable;

(2)                                 the Corporation will file promptly all reports and other documents required to be filed or furnished by the Corporation with applicable Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws subsequent to the date of the Canadian Prospectus and the U.S. Prospectus and for so long as the delivery of a prospectus is required in connection with the offer or sale of the Shares and Shares in the Offering remain unsold;

(3)                                 the Corporation will use its reasonable best efforts to have the Shares (a) conditionally approved for listing on the TSX, subject only to the satisfaction by the Corporation of customary post-closing conditions, and (b) approved for listing on the NYSE, subject only to official notice of issuance, in each case by the Closing Time;

(4)                                 during the period beginning on the Closing Date and ending on the date that is 90 days after the Closing Date, the Corporation shall not, directly or indirectly, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, issue, sell, offer, grant any option, warrant or other right to purchase or acquire, or otherwise lend, transfer, assign, pledge or dispose of (including without limitation by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares or other equity securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into common shares or other equity securities of the Corporation, whether or not cash settled), in a public offering or by way of private placement or otherwise, any common shares or other equity securities of the Corporation or other securities convertible into, exchangeable for, or otherwise exercisable into common shares or other equity securities of the Corporation, or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, other than (i) the Shares pursuant to this Agreement, (ii) stock options or Common Shares pursuant to the Option Plan, the Corporation’s Employee Share Purchase Plan or the Corporation’s Dividend Reinvestment and Share Purchase Plan in effect as of the date of this Agreement, and (iii) Common Shares issuable upon the exercise of stock options or other options, warrants or rights, in each case, outstanding as of the date of this Agreement, or issuable as required pursuant to agreements entered into by the Corporation and publicly disclosed prior to the date of this Agreement;

(5)                                 each Underwriter, severally, and not jointly nor jointly and severally, agrees, unless it obtains the prior written consent of the Corporation and the Underwriters, that it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus. Each Underwriter, severally, and not jointly nor jointly and severally, agrees, unless it obtains the prior written consent of the Corporation and the Underwriters, not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) under the U.S. Securities Act a Free Writing Prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Corporation thereunder but for the action of such Underwriter; provided, however, that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus included in Schedule “B” hereto.  Any such Issuer Free Writing Prospectus or Free Writing Prospectus consented to by the Underwriters or the Corporation is hereinafter referred to as a “Permitted Free Writing Prospectus”. The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any

Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping;

(6)                                 as soon as practicable, the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder;

(7)                                 the Corporation will use the net proceeds from the Offering as described in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and

(8)                                 during the period from the date of this Agreement to the later of the Closing Date and the date of completion of the distribution of the Shares under the Offering Documents, the Corporation shall promptly notify the Underwriters in writing of any material filing made by the Corporation of information relating to the offering of the Shares with any securities exchange or Governmental Authority in Canada or the United States or any other jurisdiction.

Section 11.                                  Conditions of Closing

The obligations of the Underwriters under this Agreement shall be subject to the accuracy of the representations and warranties on the part of the Corporation set forth in Section 9 and Section 10(5) hereof as of the date hereof and as of the Closing Date as though then made, to the timely performance by the Corporation of its covenants and other obligations hereunder and to the following additional conditions:

(1)                                 the Underwriters receiving, at the Closing Time:

(a)                                 a favourable legal opinion, dated the Closing Date, from Burnet, Duckworth & Palmer LLP and Latham & Watkins LLP, the Corporation’s Canadian and special U.S. counsel, respectively, in form and substance satisfactory to the Underwriters, acting reasonably, as to matters of Canadian federal and provincial law and as to matters of New York law and United States federal law, respectively (Burnet, Duckworth & Palmer LLP may rely on the opinions of local counsel acceptable to them and to the Underwriters’ counsel as to matters governed by the laws of jurisdictions in Canada other than the Province of Alberta and both of such counsel may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others), addressed to the Underwriters and, if necessary for opinion purposes, the Underwriters’ counsel with respect to the matters set out in Schedule “A”;

(b)                                legal opinions from Osler, Hoskin & Harcourt LLP, dated the Closing Date, with respect to such legal matters as the Underwriters may reasonably request;

(c)                                 a letter dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from Ernst & Young LLP confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 6(1)(b) with such changes as may be necessary to bring the information in such letter forward to a date not more than two business days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably;

(d)                                a certificate, dated the Closing Date, addressed to the Underwriters and, if necessary for opinion purposes, the Underwriters’ counsel, and signed by officers of the Corporation acceptable to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation, the fact that no acts have been taken to wind up the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement and the incumbency and specimen signatures of signing officers of the Corporation and such other matters as the Underwriters may reasonably request;

(e)                                 a certificate, dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation or other officers of the Corporation acceptable to the Underwriters, acting reasonably, certifying for and on behalf of the Corporation and not in their personal capacity, after having made reasonable enquiries, that: (i) the representations and warranties of the Corporation set forth in Sections 6(2), 9 and 10(5) of this Agreement are true and correct in all material respects (except for such representations and warranties of the Corporation qualified by materiality or which refer to a Material Adverse Effect, which shall be true and correct in all respects) with the same force and effect as though expressly made on and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; (ii) to the knowledge of such officers, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened; (iii) no order, ruling or determination having the effect of suspending the sale or ceasing or suspending trading in the Shares or other securities of the Corporation has been issued and is continuing and no proceedings for such purpose have been instituted or, to the knowledge of such officers, are pending, contemplated or threatened; (iv) there has been no material change (actual, anticipated, contemplated or threatened) in relation to the Corporation; and (v) the Corporation has complied in all material respects with all the covenants and obligations hereunder and satisfied in all material respects all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

(f)                                   evidence that the Shares have been (i) conditionally approved for listing on the TSX, subject only to the satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances and (ii) approved for listing, subject only to official notice of issuance, on the NYSE; and

(g)                                such other certificates and other documentation as the Underwriters may reasonably request; and

(2)                                 (i) no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened; and (ii) no order, ruling or determination having the effect of ceasing or suspending trading in the Shares or other securities of the Corporation shall have been issued and no proceedings for such purpose shall have been instituted or threatened.

Section 12.                                  Closing

(1)                                 The purchase and sale of the Purchased Shares shall be completed at the Closing Time at the offices of the Corporation’s counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 — 7th Avenue S.W., Calgary, Alberta or such other place as the Underwriters and the Corporation may agree upon. At the Closing Time, the Corporation shall deliver to the Underwriters definitive share certificate(s) representing the Purchased Shares registered in the name of “CDS & Co.” or in such other name or names as RBC, on behalf of the Underwriters, may direct the Corporation in writing at least 24 hours prior to the Closing Time. Delivery by the Corporation of the Purchased Shares shall be made against payment by the Underwriters to the Corporation of the aggregate purchase price for the Purchased Shares by wire transfer (to a bank account designated by the Corporation to the Underwriters at least 24 hours prior to the Closing Time) or as otherwise agreed to by the Corporation and the Underwriters, in the City of Calgary, together with a receipt signed by RBC, on behalf of the Underwriters, for such certificate(s). The parties agree that the Underwriters shall deduct from the aggregate purchase price payable to the Corporation for the Purchased Shares an amount equal to the Underwriting Fee in respect of the Purchased Shares in satisfaction of the Corporation’s obligation to pay the Underwriting Fee in respect of such Purchased Shares.

(2)                                 If a material change as is contemplated in Section 8(1) hereof occurs after the Canadian Prospectus Supplement and U.S. Prospectus Supplement is filed and prior to the Closing Time in respect of which a Canadian Prospectus Amendment or U.S. Registration Statement Amendment has been filed in the Offering Jurisdictions, then, subject to Section 16 hereof, the Closing Time shall be at 8:00 a.m. (Toronto time) on the third business day following the later of: (i) the date on which all applicable filing or other requirements with respect to such material change have been fulfilled in all of the Offering Jurisdictions and any appropriate receipts obtained therefor; and (ii) the date on which commercial copies of any Canadian Prospectus Amendment or U.S. Registration Statement Amendment have been delivered in accordance with Section 8(1) hereof; however, in no event shall the Closing Date be later than November 12, 2009.

(3)                                 The certificate(s) representing the Purchased Shares shall be delivered on behalf of the Underwriters to CDS Clearing and Depository Services Inc. (“CDS”), together with a direction to CDS with respect to the crediting of Shares to the accounts of the participants of CDS.  The Corporation shall pay all fees and expenses payable to CDS in connection with the preparation, delivery and certification of the Purchased Shares contemplated hereunder.

Section 13.                                  Over-Allotment Option

(1)                                 The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. (Toronto time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three business days nor later than five business days after the date of delivery of such notice, if the Option Closing Date is after the

Closing Date. If the Option Closing Date is the same day as the Closing Date, the notice of exercise of the Over-Allotment Option referred to above may be delivered by 5:00 p.m. (Toronto time) on the second business day prior to the Closing Date. If any Additional Shares are purchased from the Corporation, each Underwriter agrees, severally and not jointly nor jointly and severally, to purchase such portion of Additional Shares (subject to such adjustments to eliminate fractional shares as the Lead Underwriters may determine) as is set out in Section 18 opposite the name of such Underwriter.

(2)                                 In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices referred to in Section 12(1) or at such other place as the Underwriters and the Corporation may agree upon.

(3)                                 At the Option Closing Time, the Corporation shall deliver to the Underwriters definitive share certificate(s) representing the Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option registered in the name of “CDS & Co.” (or such other name or names as RBC, on behalf of the Underwriters, may direct the Corporation in writing at least 24 hours before the Option Closing Time. Delivery by the Corporation of such Additional Shares shall be made against payment by the Underwriters to the Corporation of the aggregate purchase price for such Additional Shares by wire transfer (to a bank account designated by the Corporation to the Underwriters at least 24 hours prior to the Option Closing Time) or as otherwise agreed to by the Corporation and the Underwriters, in the City of Calgary, together with a receipt signed by RBC, on behalf of the Underwriters, for such certificate(s). The parties agree that the Underwriters shall deduct from the aggregate purchase price payable to the Corporation for the Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option an amount equal to the Underwriting Fee in respect of such Additional Shares in satisfaction of the Corporation’s obligation to pay the Underwriting Fee in respect of such Additional Shares.

(4)                                 The several obligations of the Underwriters to purchase the Additional Shares, if any, hereunder are subject to the delivery to the Underwriters on the Option Closing Date of opinions dated the Option Closing Date substantially similar to the opinions and letters contemplated in Sections 11(1)(a) to (c), certificates dated the Option Closing Date substantially similar to the officer’s certificates contemplated in Sections 11(1)(d) and (e) and such other customary closing certificates and documents as the Underwriters may reasonably request with respect to the existence of the Corporation and other matters related to the sale and issuance of Additional Shares.

Section 14.                                  Indemnification

(1)                                 The Corporation shall protect, hold harmless and indemnify the Underwriters, their respective affiliates (within the meaning of the U.S. Securities Act or the U.S. Exchange Act) and each of the directors, officers, selling agents and employees of the Underwriters and their respective affiliates and each person, if any, who controls any Underwriter or any of their respective affiliates (collectively, the “Indemnified Parties”) from and against all liabilities, losses (other than losses of profits), claims, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by any Indemnified Parties in connection with defending or investigating any of the above, which legal fees and other expenses the Corporation shall reimburse such Indemnified Parties for as they are incurred) in any way caused by, or arising directly or indirectly by reason of:

(a)                                 any information or statement (except any Underwriter Information) contained or incorporated by reference in the Canadian Prospectus, the U.S. Prospectus, the U.S. Registration Statement, any Canadian Prospectus Amendment, any U.S. Registration Amendment or any Issuer Free Writing Prospectus, being or being alleged to be a misrepresentation or, at the time and in light of the circumstances under which it was made, being or being alleged to be an untrue statement of a material fact within the meaning of the U.S. Securities Laws;

(b)                                any omission or alleged omission to state in the Canadian Prospectus, the U.S. Prospectus, the U.S. Registration Statement, any Canadian Prospectus Amendment, any U.S. Registration Amendment or any Issuer Free Writing Prospectus, any material fact (other than to the extent relating solely to any Underwriter Information) required to be stated therein or necessary in order to make any statement therein not misleading in light of the circumstances under which it was made (within the meaning of the U.S. Securities Laws, and also including an omission or alleged omission that would be a misrepresentation under Canadian Securities Laws);

(c)                                 any order made or inquiry, investigation or proceeding commenced or threatened by any court, securities regulatory authority or other competent authority, based upon any actual or alleged untrue statement of a material fact or omission or alleged omission to state a material fact necessary to make any statement not misleading in the light of the circumstances under which it was made (with the meaning of the U.S. Securities Laws) or any misrepresentation or alleged misrepresentation within the meaning of Canadian Securities Laws (in each case, other than to the extent relating solely to Underwriter Information) contained or incorporated by reference in or omitted from the Canadian Prospectus, the U.S. Prospectus, the U.S. Registration Statement, any Canadian Prospectus Amendment, any U.S. Registration Statement Amendment or any Issuer Free Writing Prospectus, preventing or restricting the trading in or the sale or distribution of the Shares in any of the Offering Jurisdictions;

(d)                                the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws in connection with the transactions contemplated herein; or

(e)                                 any breach by the Corporation of its representations, warranties or obligations to be complied with under this Agreement, or any non-compliance by the Corporation with conditions of this Agreement.

(2)                                 If any claim contemplated by this Section 14 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 14 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the Corporation’s liability under this Section 14 except to the extent that the Corporation is actually prejudiced by that failure, and then only to such extent) and the Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and no settlement of any claim or admission of liability may be made by the Corporation without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within ten days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Corporation; or (iii) the named parties to any such suit include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Party which are different from or in addition to those available to the Corporation and that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them (in which case the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party). It is understood, however, that the Corporation will, in connection with any one such action, suit or proceeding or separate but substantially similar or related actions, suits or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate law firm (in addition to any local counsel) at any time for all such Indemnified Parties not having actual or potential differing interests. It is the intention of the Corporation and the Underwriters to constitute the Underwriters trustees for any Indemnified Parties that are not party to this Agreement and the Underwriters agree to accept such trust and to hold and enforce the rights and benefits of this Section 14 on behalf of such Indemnified Parties.

Section 15.                                  Contribution

(1)                                 In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 14 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation (the “Indemnifier”) and the Underwriters shall contribute to the aggregate of all liabilities, losses, claims, costs, damages and expenses (other than loss of profits) of a nature contemplated in Section 14 and suffered or incurred by the Indemnifier and one or more of the Underwriters in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate Underwriting Fee payable by the Corporation to the Underwriters bears to the aggregate purchase price of the Shares, and the Indemnifier is responsible for the balance, whether or not they have been sued together or sued separately. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate Underwriting Fee or any portion thereof actually received, and each Underwriter shall not in any event be liable to contribute, individually, any amount in excess of such Underwriter’s portion of the aggregate Underwriting Fee actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement to have engaged in any fraud or gross negligence shall be entitled to claim contribution from any person who has not also been determined by a court of competent jurisdiction in a final judgement to have engaged in such fraud or gross negligence.

(2)                                 The rights to contribution provided in this Section 15 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(3)                                 In the event that the Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(a)                                 the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in Section 15(1); and

(b)                                the amount of the aggregate Underwriting Fee actually received by the Underwriters from the Corporation hereunder.

(4)                                 If any of the Underwriters has reason to believe that a claim for contribution may arise, it shall give the Indemnifier notice thereof in writing as soon as reasonably possible, but failure to notify the Indemnifier shall not relieve the Indemnifier of any obligation which it may have to the Underwriters under this Section 15.

(5)                                 With respect to this Section 15, the Indemnifier acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for the Indemnified Parties that are not party to this Agreement. In addition, it is the intention of the Corporation and the Underwriters to constitute the Underwriters trustees for any Indemnified Parties that are not party to this Agreement and the Underwriters agree to accept such trust and to hold and enforce the rights and benefits of this Section 15 on behalf of such Indemnified Parties. For purposes of this Section 15, each person, if any, who controls an Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act and each Underwriter’s affiliates and selling agents shall have the same rights to contribution as such Underwriter and each person, if any, who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act shall have the same rights to contribution as the Corporation. The Underwriters’ respective obligations to contribute pursuant to this Section 15 are several in proportion to the percentages of Shares set forth opposite their respective names in Section 18 hereof and not joint nor joint and several.

(6)                                 The indemnity and contribution provisions in Sections 14 and 15 hereof shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnified Parties, acceptance by the Underwriters of any of the Shares and payment therefor, or any termination of this Agreement.

Section 16.                                  Expenses

The Corporation agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation: (i) all expenses incidental to the issuance, delivery and listing of the Shares (including all TSX and NYSE listing fees and all transfer agent costs and expenses); (ii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares to the Underwriters; (iv) all fees and expenses of the Corporation’s counsel, independent public or certified public accountants and other advisors to the Company; (v) all costs and expenses incurred in connection with the preparation, filing with the Canadian Securities Commissions and the SEC, printing, shipping and distribution, of the Canadian Prospectus, the U.S. Prospectus, any Canadian Prospectus Amendment, any U.S. Registration Statement Amendment, and this Agreement; (vi) all out-of-pocket expenses of the Corporation in connection with the marketing and offering of the Shares; and (vii) all costs of making the Shares eligible for clearance and settlement through the facilities of CDS. Notwithstanding the foregoing, the fees and disbursements of the Underwriters’ counsel and the out-of-pocket expenses of the Underwriters shall be borne by the Underwriters, if the Offering is completed. However, the Underwriters will be reimbursed by the Corporation for all reasonable out-of-pocket expenses and the fees and disbursements of the Underwriters’ counsel if the Offering is not completed, other than by reason of a default of the Underwriters or any of them under this Agreement.

Section 17.                                  Termination by Underwriters in Certain Events.

(1)                                 Any Underwriter shall have the right to terminate its obligations hereunder, without any liability on such Underwriter’s part, by written notice to the Corporation and the Lead Underwriters in the event that after the date hereof and at or prior to the Closing Time:

(a)                                 there should occur or there should be announced or discovered any material change or any change in a material fact (in this clause, “material fact” shall have the meaning ascribed thereto in Canadian Securities Laws) in relation to the Corporation which, in either case, in the reasonable opinion of the Underwriter, would be expected to have a significant adverse effect on the market price or value of the Shares;

(b)                                (i) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole, or (ii) there shall have occurred any outbreak or escalation of hostilities, declaration by Canada or the United States of a national emergency or war, or other calamity or crisis, which, in the opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole;

(c)                                 any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted or announced or any order is made by any federal, provincial, state, municipal or other Governmental Authority in relation to the Corporation which, in the opinion of the Underwriter, operates to prevent or restrict the distribution or trading of the Shares;

(d)                                trading in the Corporation’s securities shall have been suspended by any of the Canadian Securities Commissions, the SEC, the TSX or the NYSE or trading in securities generally on the TSX or the NYSE shall have been suspended or limited or minimum prices shall have been established on either of such exchanges; or

(e)                                 a banking moratorium shall have been declared either by U.S. Federal, New York State or Canadian Federal authorities;

(2)                                 The Corporation agrees that all terms and conditions of this Agreement shall be construed as conditions and complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation, and the Corporation will use its commercially reasonable efforts to cause all such conditions to be complied with.  Any breach or failure by the Corporation to comply with any of such material conditions shall entitle each of the Underwriters to terminate its obligation to purchase the Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that each of the Underwriters may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

(3)                                 The rights of termination contained in this Section 17 may be exercised by each Underwriter and are in addition to any other rights or remedies such Underwriter may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of such Underwriter to the Corporation or on the part of the Corporation to such Underwriter except in respect of any liability under Sections 14, 15 and 16. A notice of termination given by an Underwriter under Sections 17 shall not be binding on any other Underwriter.

Section 18.                                  Obligations of the Underwriters to be Several

Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Shares shall be several, and not joint nor joint and several. The percentage of the Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

RBC Dominion Securities Inc.	30.0%
CIBC World Markets Inc.	23.0%
Scotia Capital Inc.	23.0%
HSBC Securities (Canada) Inc.	10.0%
BMO Nesbitt Burns Inc.	6.0%
Macquarie Capital Markets Canada Ltd.	5.0%
TD Securities Inc.	3.0%

Total	100%

If, on the Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 8% of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally on a pro rata basis according to the percentage of Shares set forth opposite their respective names in this Section 18, or in such other proportion as the Lead Underwriters may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided, however, that in no event shall the aggregate number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 18 by an amount in excess of 8.7% of such number of Shares without the written consent of such Underwriter. If, at the time of closing on the Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs is more than 8% of the aggregate number of Shares to be purchased on such date, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Shares, which would otherwise have been purchased by such defaulting Underwriter or Underwriters, and if such non-defaulting Underwriters do not purchase all such Shares, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Corporation. In the event of a default by any Underwriter as set forth in this Section 18, the Closing Date or the Option Closing Date, as the case may be, shall be postponed for such period, not exceeding three business days, in order that the required changes, if any, in the Offering Documents or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Corporation and any non-defaulting Underwriter for damages occasioned by its default hereunder, and nothing contained in this Agreement shall relieve the Corporation of any liability which may have arisen or may arise under Sections 14, 15 and 16.

Section 19.                                  Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

If to the Corporation:

TransAlta Corporation
Box 1900, Station “M”
110 — 12th Avenue SW
Calgary, Alberta
T2P 2M1

Attention:	Brian Burden
Facsimile:	(403) 267-7939
E-mail:	brian_burden@transalta.com

In case of any notice to the Corporation, with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 — 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention:	Shannon M. Gangl
Facsimile:	(403) 260-0332
E-mail:	smg@bdplaw.com

and

Latham & Watkins LLP
885 Third Avenue
New York, New York
10022-4834

Attention:	Robert A. Zuccaro
Facsimile:	(212) 751-4864
E-mail:	robert.zuccaro@lw.com

If to RBC:

RBC Dominion Securities Inc.
4th Floor, South Tower, Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2W7

Attention:	Robert Nicholson
Facsimile:	(416) 842-5366
E-mail:	robert.nicholson@rbccm.com

If to CIBC:

CIBC World Markets Inc.
855 2nd Street S.W.
Calgary, Alberta
T2P 4J7

Attention:	Paul Langley

Facsimile:	(403) 260-0524
E-mail:	paul.langley@cibc.ca

If to Scotia:

Scotia Capital Inc.
40 King Street West, 66th Floor
Toronto, Ontario
M5W 2X6

Attention:	Robert V. Mah
Facsimile:	(416) 862-3010
E mail:	robert_mah@scotiacapital.com

If to HSBC:

HSBC Securities (Canada) Inc.
70 York Street
4th Floor
Toronto, Ontario
M5J 1S9

Attention:	Rod McIsaac
Facsimile:	(416) 868-3060
E-mail:	rod_mcisaac@hsbc.ca

If to BMO Nesbitt Burns Inc.:

BMO Nesbitt Burns Inc.
Dome Tower 2200
333 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention:	Aaron M. Engen
Facsimile:	(403) 515-1535
E-mail:	aaron.engen@bmo.com

If to Macquarie Capital Markets Canada Ltd.:

Macquarie Capital Markets Canada Ltd.
Brookfield Place
181 Bay Street, Suite 3100
P.O. Box 830
Toronto, Ontario
M5J 2T3

Attention:	Paul J. Bradley

Facsimile:	(416) 848-3699
E-mail:	paul.bradley@macquarie.com

If to TD Securities Inc.:

TD Securities Inc.
TD Tower, 66 Wellington Street West
Toronto, Ontario
M5K 1A2

Attention:	Harold R. Holloway
Facsimile:	(416) 983-3176
E mail:	harold.holloway@tdsecurities.com

In case of any notice to an Underwriter, with a copy to:

Osler, Hoskin & Harcourt LLP
Suite 6100, 100 King Street West
1 First Canadian Place
Toronto, Ontario
M5X 1B8

Attention:	Desmond Lee
Facsimile:	(416) 862-6666
E-mail:	dlee@osler.com

and

Osler, Hoskin & Harcourt LLP
620 8th Avenue
36th Floor
New York, New York
10018

Attention:	Jason Comerford
Facsimile:	(212) 867-5802
E-mail:	jcomerford@osler.com

or to such other address as any of the persons may designate by notice given to the others in accordance with this Section 19.

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by facsimile or e-mail and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered by facsimile or e-mail, if delivered prior to 5:00 p.m. (Toronto time) on a business day, on that business day and, in any other case, on the next business day following the day on which it is sent.

Section 20.                                  Authority of Lead Underwriters

The Lead Underwriters are hereby authorized by the other Underwriters to act on their behalf and the Corporation shall be entitled to and shall act on any communication given or agreement entered into by or on behalf of the Underwriters, which hereby represent and warrant that the Lead Underwriters have irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Sections 14 and 15, which consent shall be given by the Indemnified Party, a notice of termination or waiver pursuant to Section 17, which notice may be given by any of the Underwriters, or any amendment to this Agreement which must be signed by all of the Underwriters. The Lead Underwriters shall consult fully with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

Section 21.                                  No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the Offering Price of the Shares and any related fees, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering contemplated hereby and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter or its affiliate has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation has consulted its own respective legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Section 22.                                  Miscellaneous

(a)                                 This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(b)                                This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta and the courts of such province shall have exclusive jurisdiction over any dispute hereunder.

(c)                                 Time shall be of the essence of this Agreement.

(d)                                The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Purchased Shares.

(e)                                 All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement shall survive the purchase and sale of the Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Shares or any investigation by or on behalf of the Underwriters with respect thereto. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

(f)                                   This Agreement may be executed in counterparts and delivered by facsimile or e-mail in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

(g)                                In performing their respective obligations under this Agreement, the Underwriters shall be acting severally, and not jointly nor jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(h)                                In connection with the distribution of the Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

(i)                                    The provisions contained herein constitute the entire agreement among the parties and supersede all previous communications, representations, understandings and agreements among the parties with respect to the subject matter hereof, whether verbal or written (except in respect of the allocation of any work fee payable to an Underwriter).

(j)                                    If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement, and such void or unenforceable provision shall be severable from this Agreement.

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

RBC DOMINION SECURITIES INC.

By:	“Robert Nicholson”
Name: Robert Nicholson
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	“Paul Langley”
Name: Paul Langley
Title: Managing Director

SCOTIA CAPITAL INC.

By:	“Robert V. Mah”
Name: Robert V. Mah
Title: Managing Director

HSBC SECURITIES (CANADA) INC.

By:	“Rod McIsaac”
Name: Rod McIsaac
Title: Managing Director

BMO NESBITT BURNS INC.

By:	“Aaron Engen”
Name: Aaron Engen
Title: Managing Director

MACQUARIE CAPITAL MARKETS CANADA LTD.

By:	“Paul J. Bradley”
Name: Paul J. Bradley
Title: Managing Director

TD SECURITIES INC.

By:	“Harold R. Holloway”
Name: Harold R. Holloway
Title: Managing Director

Accepted and agreed to by the undersigned as of the date of this letter first written above.

TRANSALTA CORPORATION

By:	“Brian Burden”
Name: Brian Burden
Title: Chief Financial Officer

By:	“Frank Hawkins”
Name: Frank Hawkins
Title: Vice President and Treasurer

SCHEDULE “A”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S

CANADIAN AND SPECIAL U.S. COUNSEL OPINIONS

Canadian Counsel Opinion

(a)                                  the Corporation is a corporation existing under the Canada Business Corporations Act and TransAlta Cogeneration, L.P. is limited partnership existing under the laws of the Province of Ontario, each with full corporate or partnership, as the case may be, power and authority to own or lease, as the case may be, and to operate their respective properties and conduct their respective businesses as described in the Canadian Prospectus and the U.S. Prospectus; [NTD: List of entities to be confirmed.]

(b)                                 the Corporation is duly qualified as an extra-provincial corporation or otherwise appropriately registered to transact business in the Province of Alberta, and TransAlta Cogeneration, L.P. is duly qualified as an extra-provincial partnership or otherwise appropriately registered to transact business in the Provinces of Alberta and Saskatchewan;

(c)                                  the Corporation’s authorized share capitalization is as set forth in the Canadian Prospectus and the U.S. Prospectus, and the Shares conform in all material respects to the description thereof contained in the Canadian Prospectus and the U.S. Prospectus;

(d)                                 the Underwriting Agreement has been duly authorized, executed and delivered by the Corporation;

(e)                                  the Corporation has all requisite corporate power and capacity to execute, deliver and perform its obligations under the Underwriting Agreement; all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Underwriting Agreement and the performance of its obligations under the Underwriting Agreement and to issue and deliver to the Underwriters the Purchased Shares and the Additional Shares, if any;

(f)                                    the form of definitive certificate representing the Shares has been duly approved and adopted by the Corporation and complies with the provisions of the Canada Business Corporations Act and the articles and by-laws of the Corporation;

(g)                                 neither the execution and delivery of the Underwriting Agreement, the Indenture, the issue and sale of the Shares, nor the consummation of any other of the transactions contemplated in the Underwriting Agreement nor the fulfilment of the terms of the Underwriting Agreement will conflict with, result in a breach or violation of, or constitute a default under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to:

(i)                                     the articles or by-laws of the Company; or

(ii)                                  any statute, law, rule or regulation of the Province of Alberta or the federal laws of Canada applicable therein;

(h)                                 subject to the limitations and qualifications set out therein, the summary under the heading “Certain Income Tax Considerations” in the Canadian Base Prospectus and the U.S. Base Prospectus and the summaries under the heading “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement are an accurate summary of the principal Canadian federal income tax considerations applicable to a purchaser of the Shares who is described therein;

(i)                                     the information in the first paragraph under the heading [“Part II – Indemnification”] in the Registration Statement is an accurate summary in all material respects of the matters referred to therein; [to be confirmed]

(j)                                     the Company is a “reporting issuer” under Canadian Securities Laws and is not on the list of defaulting issuers maintained by the Canadian Securities Commissions;

(k)                                  the execution and the filing of the Canadian Base Prospectus and the Canadian Prospectus Supplement (in both the English and French languages) with the Canadian Securities Commissions, and of the Registration Statement with the SEC, have in each case been duly authorized by and on behalf of the Corporation, and each of the Canadian Base Prospectus and the Canadian Prospectus Supplement (in both the English and French languages) has been duly executed by the Corporation;

(l)                                     no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body in the Province of Alberta or the laws of Canada applicable therein is required in connection with the execution and delivery by the Corporation of, and performance by the Corporation under, the Underwriting Agreement, except such consents, approvals, authorizations, registrations or qualifications as have been obtained;

(m)                               the Underwriting Agreement has been duly executed and delivered by the Corporation, and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other customary assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in the Underwriting Agreement may be limited by applicable law;

(n)                                 the TSX has conditionally approved the listing of the Shares to be delivered at the Closing Time subject only to the filing of documents in accordance with the requirements of the TSX on or before the date specified by the TSX;

(o)                                 upon receipt of payment for the Purchased Shares to be delivered at the Closing Time in accordance with the terms of the Underwriting Agreement, the Purchased

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Shares will be validly issued and outstanding as fully-paid and non-assessable common shares of the Corporation;

(p)                                 all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the Shares for distribution and sale in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration; and

(q)                                 CIBC Mellon Trust Company has been duly appointed as the transfer agent and registrar for the common shares of the Corporation;

U.S. Counsel Opinion

(a)                                  The execution and delivery of the Underwriting Agreement and the issuance and sale of the Shares by the Corporation to you and the other Underwriters pursuant to the Underwriting Agreement do not on the date hereof:

(i)            violate any U.S. federal or New York State statute, rule or regulation applicable to the Corporation; or

(ii)           require any consents, approvals, or authorizations to be obtained by the Corporation from, or any registrations, declarations or filings to be made by the Corporation with, any governmental authority under any U.S. federal or New York State statute, rule or regulation applicable to the Corporation on or prior to the date hereof that have not been obtained or made.

(b)                                 The Registration Statement has become effective under the U.S. Securities Act. With your consent, based solely on a telephonic confirmation by a member of the Staff of the Commission on October •, 2009, we confirm that no stop order suspending the effectiveness of the Registration Statement has been issued under the U.S. Securities Act and no proceedings therefor have been initiated by the SEC. The U.S. Base Prospectus and the U.S. Prospectus Supplement have been filed in accordance with General Instruction II. L. of Form F-10 under the U.S. Securities Act.

(c)                                  The Registration Statement at the time it became effective on October 29, 2009, including the information deemed to be a part thereof pursuant to Rule 430B under the U.S. Securities Act, and the U.S. Prospectus, as of its date, each appeared on their face to be appropriately responsive in all material respects to the applicable form requirements for registration statements on Form F-10 under the U.S. Securities Act and the rules and regulations of the SEC thereunder; it being understood, however, that we express no view with respect to Regulation S-T or the financial statements, schedules, or other financial data included in, incorporated by reference in, or omitted from, the Registration Statement or the U.S. Prospectus.  The Form F-X filed with the Registration Statement, as of its

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date, appeared on its face to be appropriately responsive in all material respects to the applicable form requirements for an appointment of agent for service of process and undertaking on Form F-X under the U.S. Securities Act and the rules and regulations of the SEC thereunder.  For purposes of this paragraph, we have assumed that the statements made in the Registration Statement, the U.S. Prospectus and the Form F-X are correct and complete.

(d)                                 The Corporation is not, and immediately after giving effect to the sale of the Shares in accordance with the Underwriting Agreement and the application of the proceeds as described in the U.S. Prospectus Supplement under the caption “Use of Proceeds,” will not be required to be registered as an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(e)                                  TransAlta USA Inc. is a limited liability company under the Delaware Limited Liability Company Act with limited liability company power and authority to own its properties and to conduct its business in all material respects as described in the Registration Statement and the U.S. Prospectus. With your consent, based solely on a certificate from public officials, we confirm that TransAlta USA Inc. is validly existing and in good standing under the laws of the State of Delaware.

Such counsel shall also state, in a separate letter, words substantially to the following effect:

Based on such facts and subject to the qualifications, assumptions and limitations set forth herein and in the U.S. Prospectus, we hereby confirm that the statements in the U.S. Prospectus under the caption “Certain United States Federal Income Tax Considerations,” insofar as such statements purport to constitute summaries of United States federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

Such counsel shall also state, in a separate letter, words substantially to the following effect:

that the primary purpose of such counsel’s professional engagement was not to establish or confirm factual matters or financial or quantitative information. Therefore, such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in, or incorporated by reference in, the Registration Statement or the U.S. Prospectus (or the Incorporated Documents) (except to the extent expressly set forth in its separate opinion letter to you of even date with respect to certain tax matters), and has not made an independent check or verification thereof (except as aforesaid). However, in the course of acting as special U.S. counsel to the Corporation in connection with the preparation by the Corporation of the Registration Statement and the U.S. Prospectus, such counsel reviewed the Registration Statement and the U.S. Prospectus, and participated in conferences and telephone conversations with officers and other representatives of the Corporation (including the Corporation’s Canadian counsel), the independent public accountants for the Corporation, RBC and the Underwriters’ counsel, during which conferences and conversations the contents of the Registration Statement, the U.S. Prospectus and portions of certain of the Incorporated Documents and related matters were discussed.  Such counsel also reviewed and relied upon certain corporate records and documents, letters from counsel and accountants, and oral and

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written statements of officers and other representatives of the Corporation and others as to the existence and consequence of certain factual and other matters.

Based on such counsel’s participation, review and reliance as described above, such counsel shall advise that no facts came to its attention that caused such counsel to believe that:

(a)                                  the Registration Statement, at the time it became effective on October 29, 2009, including the information deemed to be a part of the Registration Statement pursuant to Rule 430B under the U.S. Securities Act (together with the Incorporated Documents at that time), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(b)                                 the Preliminary U.S. Prospectus Supplement, as of the Applicable Time (together with the Incorporated Documents at that time), when taken together with the Pricing Information Annex, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or

(c)                                  the U.S. Prospectus, as of its date or as of the date hereof (together with the Incorporated Documents at that time), contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

it being understood that such counsel shall express no belief with respect to the financial statements, schedules, or other financial data included or incorporated by reference in, or omitted from, the Registration Statement, the Preliminary U.S. Prospectus Supplement, the Pricing Information Annex, the U.S. Prospectus or the Incorporated Documents.

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SCHEDULE “B”

ISSUER FREE WRITING PROSPECTUS

The Free Writing Prospectus containing the terms of the Offering filed with the SEC by the Corporation on October 28, 2009.